Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

December 23, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:      Justin Dobbie

Sonia Bednarowski

William Schroeder

John Spitz

Re:    Bitwise 10 Crypto Index Fund

Amendment No. 2

Registration Statement on Form 10

Filed August 13, 2021

File No. 000-56270

Ladies and Gentlemen:

On behalf of our client, Bitwise 10 Crypto Index Fund (“Bitwise” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 12, 2021, relating to the above referenced Registration Statement on Form 10 (the “Form 10”). We are concurrently publicly filing via EDGAR a revised draft of the registration statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Amended and Restated Registration Statement submitted on August 13, 2021), all page references herein correspond to the Revised Registration Statement.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK            PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

December 23, 2021

Amendment No. 2 to Registration Statement on Form 10

Glossary, page iv

1.

We note your response and revisions made to your filing as a result of comment 7. Specifically, you have revised your filing to define Portfolio Crypto Assets per share to mean NAV per share. However, based upon disclosure on page 84, NAV is calculated by summing the assets and liabilities whereas Portfolio Crypto Assets represent a portfolio of cryptocurrencies as disclosed on page 1. Since it appears that NAV and Portfolio Crypto Assets and each of the corresponding per share measures are calculated differently, please revise your filing accordingly. To the extent you continue to present Portfolio Crypto Assets per share, please revise your filing to clearly label this measure as non-GAAP and include all of the disclosures required by Regulation G and Item 10(e) of Regulation S-X.

In response to the Staff’s comment, the Company has updated the disclosure on pages v, 1-2, 64, 71-72 and 125 of the Revised Registration Statement to clarify the definitions of NAV and Portfolio Crypto Assets and to remove the term “Portfolio Crypto Assets per share.”

Business

Activities of the Trust, page 5

2.

Refer to your response to comment 5. Please clarify what you mean by “liquidity provisions” on page 6, and clarify whether your reference to participation in decentralized finance protocols including governance, voting, staking assets, lending assets and liquidity provisions applies to a direct or indirect investment.

In response to the Staff’s comment, the Company has updated the disclosure on pages 6 and 60 of the Revised Registration Statement to remove the reference to liquidity provisions, as it is unnecessary and redundant and to clarify that to the extent that the Company engaged with decentralized finance protocols, it would only be with protocols where the Company had made a direct investment into the protocol’s digital asset.

Calculation of Valuation, page 6

3.

We note your revised disclosures and response to comment 7 regarding your calculation of the NAV per share, the NAV of the Trust, and the fair valuations for each Portfolio Crypto Asset, which were based on the use of the Bitwise Crypto Asset

Securities and Exchange Commission

December 23, 2021

Price. We also note disclosure on pages 10-12 of how you determine the Bitwise Crypto Asset Price, which does not result in the identification of a principal market to determine fair value pursuant to ASC 820-10-35-5 through 35-6C but rather a “blended average” used to determine fair value. Therefore, despite your conclusion that use of the principal market determination of fair value in accordance with ASC 820 compared to your use of a Bitwise Crypto Asset Price was not materially different for any period presented, we believe all measures based upon the Bitwise Crypto Asset Price should be labeled as a non-GAAP measure. Please revise all references in your filing accordingly.

In response to the Staff’s comment, the Company has updated the disclosure on pages 6, 7, 10-12, and 101-103 of the Revised Registration Statement. The Company respectfully advises the Staff that there the Revised Registration Statement contains descriptions of three different methods used to calculate crypto asset prices, and has adjusted the defined terms accordingly.

The Blended Bitwise Crypto Asset Price refers to the crypto asset price that was calculated by the Trust using the “blended average” method. This method is no longer in use by the Trust and any references to the Blended Bitwise Crypto Asset Price are solely for historical context. The Trust now uses the Principal Market Bitwise Crypto Asset Price, which is calculated in accordance with ASC 820-10 and utilizes a principal market.

The Index also calculates a crypto asset price, which is defined in the Revised Registration Statement as the Index Crypto Asset Price or Index CAP. This price is calculated using a “blended average” method, however, only the Index utilizes this price and it is not utilized by the Trust or the Sponsor.

Investment Strategy, page 8

4.

Refer to your response to comment 8. We note your disclosure on page 8 that you do not consider taking advantage of incidental opportunities to generate additional returns in excess of the Index that arise from the Portfolio Crypt Assets held by the Trust to be inconsistent with your disclosure that the Trust is managed as a passive investment vehicle. Please tell us why you believe that such activities, specifically decisions related to engaging in staking the Trust’s digital assets, are consistent with your disclosure that the Trust is managed as a passive investment vehicle.

In response to the Staff’s comment, the Company has updated the disclosure on pages 1, 5, 8 and 84 of the Revised Registration Statement to remove the reference to staking, as the Company does not consider staking to be in the same category of activity as airdrops, emissions or forks. The Sponsor respectfully notes that it believes that its decision to generate additional returns for its investors by taking advantage of incidental opportunities, such as airdrops, emissions, forks, or similar network events, are consistent with the Trust’s management as a passive investment vehicle. The receipt of additional digital assets through such opportunities arise naturally as a consequence of the Trust holding the Portfolio Crypto Assets and do not require any actions or decisions by the Trust. The Trust believes its decision to utilize the received digital assets in such a way as to generate additional returns to investors is consistent with being managed as a passive investment vehicle.

Securities and Exchange Commission

December 23, 2021

Index, page 9

5.

Refer to your responses to comments 9 and 26. Please tell us why you believe that you will have satisfied your Exchange Act reporting obligations in connection with notifying investors of material changes in the Index Methodology by disclosing only those changes that result in 10% or more changes to the composition of the Index that also result in a corresponding change to the Trust. For example, we note your disclosure on page 62 that “[t]he Index could be calculated now or in the future in a way that adversely affects an investment in the Trust.” In addition, we note your disclosure on page 1 that halting Share subscriptions could cause the Shares to trade at a substantial premium over or a substantial discount to the value of the Trust’s Portfolio Crypto Assets per Share. Please tell us why you believe that you will have satisfied your Exchange Act reporting obligations by announcing a decision to halt subscriptions on your website.

In response to the Staff’s comment, the Company has updated the disclosure on page 90 of the Revised Registration Statement to note that a decision by the Trust to halt subscriptions will be disclosed on a Form 8-K. The Company acknowledges the Staff’s comment with respect to the materiality threshold for changes to the composition of the Index, but respectfully notes that 10% is a generally-accepted threshold for materiality. In addition, the Company respectfully notes that the SEC has provided guidance indicating that public communication of information by use of a company’s corporate website is a valid method of disclosing information to the public. The Company respectfully notes that the current composition of the Trust’s portfolio is always available on its website, and as a result, Investors would expect that any information related to the rebalancing of the portfolio would be available in the same location.

Composite Price Determination, page 10

Securities and Exchange Commission

December 23, 2021

6.

Refer to your response to comment 11. Please revise your disclosure in Section 3.a.iv on page 11 to clarify how you convert the crypto-to-crypto price into a U.S. dollar equivalent for a trading pair that is not denominated in Quote Crypto Assets.

In response to the Staff’s comment, the Company has updated the disclosure on pages 11-12 of the Revised Registration Statement to clarify how crypto-to-crypto prices are converted for trading pairs that are not denominated in Quote Crypto Assets.

Eligibility of Cryptocurrencies, page 12

7.

Refer to your response to comment 12. We note your risk factor that “[a] determination that any of the Portfolio Crypto Assets are a ‘security’ may adversely affect the value of the Portfolio Crypto Assets and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust.” Please disclose whether or not the Sponsor or Committee screens digital assets for undue risk of being deemed a security and, if so, disclose your policies regarding a digital asset holding that is determined to be at risk of being deemed a security. In this regard, please also explain your revised disclosure that the Committee screens digital assets to determine whether or not a digital asset faces undue risk of “being in violation of U.S. federal securities laws.”

In response to the Staff’s comment, the Company has updated the disclosure on pages 13-14 and 75 of the Revised Registration Statement to clarify that the Committee does not engage in legal analysis of any digital assets or perform any analysis of digital assets based upon any legal standards. The Company has also clarified that while the Committee does perform a risk-based assessment of limited, publicly available materials to determine whether there is any public evidence that would indicate that a digital asset may face undue risk of being deemed to be in violation of U.S. federal securities laws, such analysis is not a legal analysis and does not preclude legal or regulatory action based on the presence of a security.

8.

We note that Polygon, currently the 21st largest digital asset by market capitalization according to CoinMarketCap.com, appears to be the digital asset with the smallest market capitalization held by the Trust. We also note that you currently identify the coins in the top 10 by market capitalization that are not held by the Trust. Please include a table identifying all of the digital assets with larger market capitalizations than Polygon along with a brief explanation for the reason they are not included in the Index.

In response to the Staff’s comment, the Company has updated the disclosure on page 14 of the Revised Registration Statement. The Company respectfully acknowledges the Staff’s comment, but is of the opinion that it is not necessary to provide investors with the specific

Securities and Exchange Commission

December 23, 2021

details of why the Committee chose to include or exclude from the Index every single digital asset that is included in a specific market capitalization list provided by CoinMarketCap.com. The Committee performs an independent evaluation of all digital assets it believes should be evaluated for inclusion in the Index, based upon criteria as described in the Revised Registration Statement, and such evaluation is not tied to or influenced by CoinMarketCap.com. The list of the seven coins that the Committee chose to exclude from the Index was presented as an example of the types of reasons that might result in a digital asset’s exclusion, not to provide specific guidance regarding the Committee’s views on an exhaustive list of digital assets.

Departures from the Index, page 16

9.

Refer to your response to comment 15. Please disclose when and how you will communicate to investors if your staking activities prevent you from being able to rebalance the Trust in accordance with the rebalancing of the Index.

In response to the Staff’s comment, the Company has updated the disclosure on page 17, 18 and 62 of the Revised Registration Statement to clarify that if the Trust was unable to rebalance its holdings in accordance with the monthly rebalancing of the Index, the Trust would include this information on its website, as the current Portfolio and any relevant information regarding the Portfolio is always provided on the Trust’s website.

Risks Related to Potential Conflicts of Interest, page 69

10.

Refer to your response to comment 21. Please add a separate risk factor that specifically addresses the relationships between the Sponsor and the Index Provider and the associated risk of conflicts of interests related to using an Index Provider that is affiliated with the Sponsor as well as the potential conflicts related to the composition of the Bitwise Crypto Index Committee.

In response to the Staff’s comment, the Company has updated the disclosure on page 71 of the Revised Registration Statement.

Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Realized Loss from Digital Assets, page 85

11.

We note the revisions made to your filing as a result of your response to comment 23 related to the reason(s) for the realized losses related to fluctuations in the value of the Trust’s Portfolio of Crypto Assets for the three months ended March 31, 2021 and 2020. Please also revise your MD&A on page 87 to provide similar disclosures for your fiscal years ended December 31, 2020 and 2019.

Securities and Exchange Commission

December 23, 2021

In response to the Staff’s comment, the Company has updated the disclosure on pages 87 and 88 of the Revised Registration Statement.

Management Fee, page 87

12.	Refer to your response to comment 25. Please clarify what you mean by workout expenses on page 88.

In response to the Staff’s comment, the Company has updated the disclosure on pages iv and 89 of the Revised Registration Statement to replace the term “workout” with “financial distress,” as the Company believes the new term is more accurate.

The Custodian and the Custodial Services Agreement

Description of the Trust Company Custodial Services Agreement, page 114

13.	Refer to your response to comment 31. Please revise to describe the types of losses that are covered by the commercial crimes insurance program held by Coinbase Global, Inc.

In response to the Staff’s comment, the Company has updated the disclosure on pages 116 of the Revised Registration Statement to clarify that the commercial crimes insurance program cover losses that include: employee collusion or fraud, physical loss (including theft), or damage of key material, security breach or hack, and fraudulent transfer.

Report of the Independent Registered Accounting Firm, page F-19

14.

We note the revisions to Note 3 Fair Value Measurements, beginning on page F-30 of your audited financial statements as a result of comment 34. Please tell us how your Independent Registered Accounting Firm considered AS 3110 in determining whether to dual date their audit report, or revise your filing accordingly.

We acknowledge the Staff’s comment, and respectfully note that the Company has filed an 8-K dated December 2, 2021 (the “Original 8-K”), and an amended 8-K dated December 21, 2021 (the “Revised 8-K”, and together with the Original 8-K, the “8-Ks”) in order to provide further clarification regarding the amended text of Note 3.

The Sponsor has concluded that the amended text of Note 3 (the “Amended Note 3”) that was included in the financial statements provided in the Form 10 filed on August 13, 2021 cannot be relied upon as part of the Company’s audited financial statements. This is due to the fact that the revised text of Amended Note 3 was added subsequent to the issuance of the opinion by the Independent Registered Accountant on April 22, 2021. In making this determination, management of the Sponsor discussed its decision with the Independent Registered Accountant and the Company’s successor independent registered accountant, KPMG LLP. The Company therefore chose to file the Original 8-K to announce this determination and the Revised 8-K to provide additional clarification regarding this process. The Company further noted in the 8-Ks that it expects that: (1) in the near future, the Independent Registered Accountant would re-issue the audit opinion covering the Company’s financial statements with dual dates, the original date of April 22, 2021, and the new date of the re-issuance of the opinion, and that the re-issued and dual-dated opinion will cover unchanged financial statements from the financial statements covered by the opinion issued on April 22, 2021, except that the updated financial statements will include the Amended Note 3; and (2) as soon as possible thereafter, the Company will re-issue audited financial statements for the Trust’s fiscal years 2019 and 2020; the only substantive change in these re-issued financial statements will be to change the method of valuing the digital assets held by the Company from being based on a “blended average” price to being based on the price on a single principal market, in full consistency with ASC 820, and related conforming changes.

Pursuant to the steps outlined in the 8-Ks and in response to the Staff’s comment above, the Independent Registered Accounting Firm has dual dated their audit report on page F-22. As a result of such dual dating, the Sponsor believes that the Amended Note 3 as included in the Revised Registration Statement can now be relied upon.

Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (202) 973-8808 or rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Robert H. Rosenblum

Robert H. Rosenblum

cc:     Hunter Horsley, Bitwise 10 Crypto Index Fund

Amy B. Caiazza, Wilson Sonsini Goodrich & Rosati, P.C.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE